Exhibit 99.1

Unaudited interim condensed consolidated statements of income

		Three-month period ended June 30,		Six-month period ended June 30,
(CHF in millions)	Notes	2023	2022	2023	2022

Net sales	2.1	444.3	291.7	864.5	527.3
Cost of sales		(179.8)	(130.8)	(355.1)	(244.4)
Gross profit		264.5	160.8	509.4	282.9
Selling, general and administrative expenses	2.3	(225.1)	(134.5)	(427.7)	(253.2)
Operating result		39.4	26.3	81.7	29.7
Financial income	4.4	4.3	1.1	6.4	1.4
Financial expenses	4.4	(1.9)	(1.5)	(3.6)	(3.0)
Foreign exchange result	4.4	(48.5)	32.3	(39.7)	49.5
Income / (loss) before taxes		(6.7)	58.2	44.8	77.6
Income tax benefit / (expense)	5.2	10.0	(9.0)	2.9	(14.1)
Net income		3.3	49.1	47.7	63.5
Earnings per share	4.6
Basic EPS Class A (CHF)		0.01	0.16	0.15	0.20
Basic EPS Class B (CHF)		0.00	0.02	0.01	0.02

Diluted EPS Class A (CHF)		0.01	0.15	0.15	0.20
Diluted EPS Class B (CHF)		0.00	0.02	0.01	0.02

Unaudited interim condensed consolidated statements of comprehensive income / (loss)

	Three-month period ended June 30,		Six-month period ended June 30,
(CHF in millions)	2023	2022	2023	2022

Net income	3.3	49.1	47.7	63.5
Net actuarial result from defined benefit plans	(1.1)	5.0	(1.1)	5.0
Taxes on net actuarial result from defined benefit plans	0.2	(1.0)	0.2	(1.0)
Items that will not be reclassified to income statement	(0.9)	4.0	(0.9)	4.0
Exchange differences	(3.2)	1.1	(2.8)	1.3
Items that will be reclassified to income statement when specific conditions are met	(3.2)	1.1	(2.8)	1.3
Other comprehensive income / (loss), net of tax	(4.0)	5.1	(3.6)	5.3
Total comprehensive income / (loss)	(0.7)	54.2	44.0	68.8

Unaudited interim condensed consolidated balance sheets

(CHF in millions)	Notes	6/30/2023	12/31/2022

Cash and cash equivalents	4.1	337.1	371.0
Trade receivables	3.1	252.7	174.6
Inventories	3.2	435.9	395.6
Other current financial assets	4.2	43.1	33.2
Other current operating assets	3.6	86.8	77.0

Current assets		1,155.6	1,051.5

Property, plant and equipment	3.3	84.3	77.2
Right-of-use assets	3.4	152.9	151.6
Intangible assets	3.5	67.4	70.3
Deferred tax assets	5.2	76.9	31.7

Non-current assets		381.5	330.9

Assets		1,537.1	1,382.4

Trade payables		90.0	111.0
Other current financial liabilities	4.3	33.7	31.2
Other current operating liabilities	3.6	159.8	81.7
Current provisions	5.1	8.6	5.0
Income tax liabilities	5.2	37.0	13.9

Current liabilities		329.1	242.7

Employee benefit obligations		5.8	6.3
Non-current provisions	5.1	8.1	7.2
Other non-current financial liabilities	4.3	140.9	138.8
Deferred tax liabilities	5.2	26.6	17.9

Non-current liabilities		181.4	170.2

Share capital	4.5	33.5	33.5
Treasury shares	4.5	(26.4)	(26.1)
Capital reserves	4.7	1,118.6	1,105.1
Other reserves	4.7	(3.7)	0.0
Accumulated losses		(95.2)	(142.9)

Equity		1,026.7	969.5

Equity and liabilities		1,537.1	1,382.4

Unaudited interim condensed consolidated statements of cash flows

		Six-month period ended June 30,
(CHF in millions)	Notes	2023	2022

Net income		47.7	63.5
Share-based compensation		8.5	1.8
Employee benefit expenses		(1.7)	0.8
Depreciation and amortization	3.3, 3.4, 3.5	28.0	20.0
Loss / (gain) on disposal of assets		0.4	1.5
Interest income and expenses		(3.8)	1.2
Net exchange differences		35.3	(60.5)
Income taxes	5.2	(2.9)	14.1
Change in provisions	5.1	4.7	(8.8)
Change in working capital		(164.6)	(129.8)
Trade receivables		(84.3)	(53.4)
Inventories		(60.0)	(74.6)
Trade payables		(20.3)	(1.8)
Change in other current assets / liabilities	3.6, 4.2, 4.3	57.2	(24.0)
Interest received		6.1	1.4
Income taxes paid		(11.6)	(6.1)
Cash inflow / (outflow) from operating activities		3.3	(124.9)

Purchase of tangible assets	3.3	(19.0)	(23.7)
Purchase of intangible assets	3.5	(2.0)	(3.6)
Cash (outflow) from investing activities		(21.0)	(27.3)

Payments of lease liabilities	4.3	(10.2)	(6.8)
Proceeds on sale of treasury shares related to share-based compensation	4.5	5.7	20.5
Interest paid		(2.3)	(2.5)
Cash inflow / (outflow) from financing activities		(6.7)	11.2

Change in net cash and cash equivalents	4.1	(24.3)	(141.0)
Net cash and cash equivalents at January 1		371.0	653.1
Net impact of foreign exchange rate differences		(9.6)	45.6
Net cash and cash equivalents at June 30		337.1	557.7

Unaudited interim condensed consolidated statements of changes in equity

	Three-month period ended June 30, 2023 and 2022
(CHF in millions)	Share capital	Treasury shares	Capital reserves	Other reserves	Accumulated income / (losses)	Total equity

Balance at April 1, 2022	33.5	(25.8)	1,060.2	(3.2)	(186.3)	878.3
Net income	—	—	—	—	49.1	49.1
Other comprehensive income	—	—	—	5.1	—	5.1
Comprehensive income	—	—	—	5.1	49.1	54.2

Share-based compensation	—	—	0.8	—	—	0.8
Sale of treasury shares	—	0.1	3.6	—	—	3.7
Tax impact on transactions with treasury shares	—	—	(0.7)	—	—	(0.7)
Purchase of treasury shares	—	(0.4)	—	—	—	(0.4)
Balance at June 30, 2022	33.5	(26.1)	1,063.8	1.8	(137.1)	935.9

Balance at April 1, 2023	33.5	(26.1)	1,109.6	0.4	(98.5)	1,018.7
Net income	—	—	—	—	3.3	3.3
Other comprehensive loss	—	—	—	(4.0)	—	(4.0)
Comprehensive income / (loss)	—	—	—	(4.0)	3.3	(0.7)

Share-based compensation	—	—	6.2	—	—	6.2
Sale of treasury shares	—	0.1	3.5	—	—	3.5
Tax impact on transactions with treasury shares	—	—	(0.7)	—	—	(0.7)
Purchase of treasury shares	—	(0.4)	—	—	—	(0.4)
Balance at June 30, 2023	33.5	(26.4)	1,118.6	(3.7)	(95.2)	1,026.7

	Six-month period ended June 30, 2023 and 2022
(CHF in millions)	Share capital	Treasury shares	Capital reserves	Other reserves	Accumulated income / (losses)	Total equity

Balance at January 1, 2022	33.5	(25.0)	1,044.0	(3.4)	(200.6)	848.4
Net income	—	—	—	—	63.5	63.5
Other comprehensive income	—	—	—	5.3	—	5.3
Comprehensive income	—	—	—	5.3	63.5	68.8

Share-based compensation	—	—	1.8	—	—	1.8
Sale of treasury shares	—	0.4	22.0	—	—	22.4
Tax impact on transactions with treasury shares	—	—	(4.0)	—	—	(4.0)
Purchase of treasury shares	—	(1.5)	—	—	—	(1.5)
Balance at June 30, 2022	33.5	(26.1)	1,063.8	1.8	(137.1)	935.9

Balance at January 1, 2023	33.5	(26.1)	1,105.1	0.0	(142.9)	969.5
Net income	—	—	—	—	47.7	47.7
Other comprehensive loss	—	—	—	(3.6)	—	(3.6)
Comprehensive income / (loss)	—	—	—	(3.6)	47.7	44.0

Share-based compensation	—	—	8.5	—	—	8.5
Sale of treasury shares	—	0.1	6.1	—	—	6.3
Tax impact on transactions with treasury shares	—	—	(1.1)	—	—	(1.1)
Purchase of treasury shares	—	(0.5)	—	—	—	(0.5)
Balance at June 30, 2023	33.5	(26.4)	1,118.6	(3.7)	(95.2)	1,026.7

Notes to the unaudited interim condensed consolidated financial statements

1 Basis for preparation

1.1 Corporate information

On Holding AG and its subsidiaries (together "On" or "the Company") is engaged in developing and distributing innovative premium performance sports products, sold worldwide through independent retailers and global distributors, an own online presence, and its own high-end stores.
On is a publicly traded company on the New York Stock Exchange, trading under the ticker symbol "NYSE: ONON".
These unaudited interim condensed consolidated financial statements (“the financial statements”) present the financial position and the results of operations of On Holding AG, as ultimate parent company, and its subsidiaries. On Holding AG is a limited company incorporated in accordance with Swiss law and its principal offices are located at Förrlibuckstrasse 190, Zurich, Switzerland.
These unaudited interim condensed consolidated financial statements for the period ended June 30, 2023 were authorized for issue by the board of directors of the Company on August 15, 2023.

1.2 About the financials

The financial statements as of June 30, 2023 and for the three months and six months ended June 30, 2023 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board ("IASB").
The financial statements comprise the financial statements of On Holding AG and its subsidiaries at June 30, 2023 and are presented in Swiss Francs (CHF), the legal currency of Switzerland.
The financial statements are not necessarily indicative of the results for a full year and does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the our Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 21, 2023 (the “Annual Report”).
The significant accounting policies and methods of computation applied in the preparation of the financial statements are consistent with those applied in the Company’s Annual Report for the year ended December 31, 2022 except where specifically described.
Rounding adjustments were made to some of the figures included in this document. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them. With respect to financial information set out in this document, a dash (“—”) signifies that the relevant figure is not available or not applicable, while a zero (“0.0”) signifies that the relevant figure is available but is or has been rounded to zero.

1.3 Oniverse

		Equity interest
Entity	Jurisdiction of incorporation	6/30/2023	12/31/2022

On Holding AG	Switzerland
On AG	Switzerland	100%	100%
On Brazil Ltda.	Brazil	100%	100%
On Cloud Service GmbH	Germany	100%	100%
On Clouds GmbH	Switzerland	100%	100%
On Clouds Inc.	Delaware, USA	100%	100%
On Europe AG	Switzerland	100%	100%
On Experience 1 LLC	Delaware, USA	100%	100%
On Experience 2 LLC	Delaware, USA	100%	100%
On Experience 3 LLC	Delaware, USA	100%	100%
On Experience 4 LLC	Delaware, USA	100%	100%
On Experience 5 LLC	Delaware, USA	100%	100%
On Experience 6 LLC	Delaware, USA	100%	—
On Hong Kong Ltd.	Hong Kong, SAR of China	100%	100%
On Inc.	Delaware, USA	100%	100%
On Italy S.r.l.	Italy	100%	100%
On Japan K.K.	Japan	100%	100%
On Oceania Pty Ltd.	Australia	100%	100%
On Running Canada Inc.	Canada	100%	100%
On Running Sports Products (Shanghai) Company Ltd.	China	100%	100%
On Running UK Ltd.	United Kingdom	100%	100%
On Vietnam Co. Ltd.	Vietnam	100%	100%
Brunner Mettler GmbH	Switzerland	100%	100%
On Korea Ltd.	South Korea	100%	—

1.4 New and amended standards and interpretations

A number of amended standards became applicable for the current period, none of which have had a material impact on the financial statements for the three months and six months ended June 30, 2023.
On May 2023, the IASB issued amendments to IAS 12 Income taxes, International Tax Reform - Pillar Two Model Rules. The amendments include a temporary and mandatory exception to the requirements to recognize and disclose information about deferred tax assets and liabilities related to Pillar Two income taxes. The Company has applied this exception.
Further, at the date of authorization of these financial statements, On has not applied the following new and revised IFRS Standards that have been issued by the IASB but are not yet effective:

Description	Standard Reference	IASB Effective Date

Classification of liabilities as current or non-current	Amendments to IAS 1	January 1, 2024
Lease liability in a sale and leaseback	Amendment to IFRS 16	January 1, 2024
Supplier Finance Arrangements	Amendment to IAS 7 and IFRS 7	January 1, 2024

On does not expect that the adoption of the standards listed above will have a material impact on the financials of On in the current or future reporting periods.

2 Operational performance

2.1 Net sales
Net sales by sales channels:

	Three-month period ended June 30,		Six-month period ended June 30,
(CHF in millions)	2023	2022	2023	2022

Wholesale	280.8	186.0	564.0	338.3
Direct-to-Consumer	163.5	105.6	300.5	189.1
Net sales	444.3	291.7	864.5	527.3

Net sales by product groups:

	Three-month period ended June 30,		Six-month period ended June 30,
(CHF in millions)	2023	2022	2023	2022

Shoes	428.2	280.6	828.7	503.1
Apparel	13.4	9.2	30.3	20.6
Accessories	2.7	1.8	5.4	3.7
Net sales	444.3	291.7	864.5	527.3

On generates net sales primarily from the sale of premium performance shoes, apparel, and accessories. On has two sales channels being Wholesale and Direct-to-Consumer (DTC). The wholesale sales channel involves sales to wholesale customers (e.g. large retailers or retail associations) and international distributors (in markets where On does not have local sales teams) and which have the intention of re-selling the goods. The DTC sales channel includes sales to end customers directly through On’s e-commerce platform as well as through its own retail stores.

Net sales by geographic regions (based on the location of the counterparty):

	Three-month period ended June 30,		Six-month period ended June 30,
(CHF in millions)	2023	2022	2023	2022

Europe, Middle East and Africa	113.6	88.1	232.2	166.6
Americas	296.6	185.6	566.8	326.4
Asia-Pacific	34.1	17.9	65.5	34.4
Net sales	444.3	291.7	864.5	527.3

As announced through Current Report on Form 6-k filed with the U.S. Securities and Exchange Commission on May 2, 2023, effective in the first quarter of 2023, the Company updated its reporting of Net Sales by geography. Specifically, “Rest of World”, which represented Middle East, Africa and Latin America, is no longer being reported as a geographic location. Instead, Middle East and Africa is now combined with Europe and called Europe, Middle East & Africa (“EMEA”), and Latin America is now part of the new geographic location called Americas (replacing North America as a geographic location).
The new reporting of net sales by geography has no impact on previously reported consolidated historical total net sales or financial results. The new reporting of net sales by geography includes a reallocation of CHF 8.8 million and CHF 14.7 million from Rest of World, for the three-month period and six-month period ended June 30, 2022, respectively, to EMEA in the amount of CHF 4.9 million and CHF 8.3 million, and to Americas in the amount of CHF 3.9 million and CHF 6.4 million, for three-month period and six-month period ended June 30, 2022, respectively. The below table includes Net Sales by geography previously reported for the three-month period and six-month period ended June 30, 2022.

Net sales by geographic regions as previously reported:

	Three-month period ended June 30,	Six-month period ended June 30,
(CHF in millions)	2022	2022

Europe	83.3	158.2
North America	181.7	320.1
Asia-Pacific	17.9	34.4
Rest of world	8.8	14.6
Net Sales	291.7	527.3
Due to its fragmented customer base, there is no single customer who accounts for more than 10% of total net sales. For details on assets and liabilities related to contracts with customers refer to 3.1 Trade receivables and 3.6 Other current operating assets and liabilities, respectively. Trade receivables as shown in the balance sheet relate to the sale of products and other revenue.

2.2 Segment information
Operating segments are defined as components of an entity for which discrete financial information is available and is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in making decisions regarding resource allocation and performance assessment.
On’s CODM is the On Executive Team which consists of the three Co-Founders and the two Co-CEOs. The CODM does not regularly review financial information for any individual component, such as sales channels, geographic regions or product groups that would allow decisions to be made about allocation of resources or performance.
On operates as single-brand consumer products business and therefore has a single reportable segment. This is primarily due to On’s business activities which focus on driving sales growth by increasing overall brand awareness and market share. The key operating expenditures related to cost of sales, distribution, selling, marketing and general and administrative expenses, are either not differentiated across individual components, or are managed to benefit the entire On brand irrespective of the impact on the potential profitability of a particular component.
As discussed above in 2.1 Net sales, during the first quarter of 2023, the Company updated its reporting of geographic areas. As such, the non-current assets by geography as at June 30, 2023 and December 31, 2022 reflects this new reporting structure. The new reporting of geography areas has no impact on previously reported consolidated historical non-current assets. The new reporting of non-current assets by geographic area includes a reallocation of CHF 1.3 million from Rest of World to Americas, for the twelve-month period ended December 31, 2022.

The following table reports the carrying amount of On’s non-current assets by geographic area:

(CHF in millions)	6/30/2023	12/31/2022

Europe, Middle East and Africa	286.1	246.8
thereof Switzerland	259.6	222.0
Americas	74.0	59.9
thereof the United States	72.6	58.5
Asia-Pacific	21.4	24.1
Non-current assets	381.5	330.9

2.3 Selling, general and administrative expenses

	Three-month period ended June 30,		Six-month period ended June 30,
(CHF in millions)	2023	2022	2023	2022

Distribution expenses	(61.5)	(36.1)	(120.7)	(67.0)
Selling expenses	(31.8)	(20.1)	(59.5)	(36.0)
Marketing expenses	(51.5)	(34.6)	(96.0)	(62.9)
Share-based compensation	(9.1)	5.6	(14.0)	2.5
General and administrative expenses	(71.2)	(49.3)	(137.5)	(89.8)
Selling, general and administrative expenses	(225.1)	(134.5)	(427.7)	(253.2)

In the six-month period ended June 30, 2023, selling, general and administrative expenses include depreciation and amortization of non-current assets in the amount of CHF 24.4 million (six-month period ended June 30, 2022: CHF 17.8 million). In addition, depreciation charges for production tools in the amount of CHF 3.5 million (six-month period ended June 30, 2022: CHF 2.1 million) are reported in cost of sales.
Total personnel expenses, excluding any costs related to share-based compensation, amount to CHF 100.0 million in the six-month period ended June 30, 2023 and CHF 64.3 million in the six-month period ended June 30, 2022, respectively.

3 Operating assets and liabilities

3.1 Trade receivables
Trade receivables are generally due within a payment period of between 30 to 90 days. Due to the short-term nature, their carrying amount is considered to be the same as their fair value.

(CHF in millions)	6/30/2023	12/31/2022

Gross Carrying Amount	264.3	183.7
Individual loss allowance	(10.9)	(8.2)
Expected credit loss	(0.8)	(0.9)
Loss allowance	(11.6)	(9.1)
Trade receivables	252.7	174.6

3.2 Inventories

(CHF in millions)	6/30/2023	12/31/2022

Shoes	386.8	344.7
Apparel	41.9	43.5
Accessories	9.7	8.3
Other	0.2	0.2
Allowances	(2.8)	(1.1)
Inventories	435.9	395.6

3.3 Property, plant and equipment

(CHF in millions)	Leasehold improvements	Trade tools	Production tools	Other	Total

Cost at January 1, 2022	20.9	7.3	11.9	7.8	47.9
Accumulated Depreciation at January 1, 2022	(1.9)	(3.5)	(5.6)	(2.5)	(13.5)
Net book amount at January 1, 2022	19.0	3.8	6.3	5.3	34.4

Six month period ended June 30, 2022
Opening net book amounts	19.0	3.8	6.3	5.3	34.4
Additions	12.8	1.0	3.3	6.5	23.7
Disposals	(0.2)	—	(1.3)	—	(1.5)
Depreciation	(1.1)	(1.3)	(1.6)	(0.9)	(5.0)
Currency Translation	0.2	0.1	—	0.1	0.4
Net book value at June 30, 2022	30.7	3.6	6.7	11.0	52.0

Cost at June 30, 2022	33.3	8.1	8.3	14.2	63.9
Accumulated Depreciation at June 30, 2022	(2.6)	(4.4)	(1.6)	(3.2)	(11.9)
Net book amount at June 30, 2022	30.7	3.6	6.7	11.0	52.0

Cost at January 1, 2023	49.7	10.7	12.9	24.5	97.8
Accumulated Depreciation at January 1, 2023	(5.0)	(5.4)	(5.3)	(4.9)	(20.6)
Net book amount at January 1, 2023	44.7	5.3	7.5	19.7	77.2

Six month period ended June 30, 2023
Opening net book amounts	44.7	5.3	7.5	19.7	77.2
Additions	8.4	0.5	4.1	5.9	19.0
Disposals	(0.2)	—	—	(0.1)	(0.3)
Depreciation	(3.4)	(1.2)	(3.2)	(2.3)	(10.1)
Currency Translation	(1.0)	(0.1)	—	(0.4)	(1.5)
Net book value at June 30, 2023	48.6	4.5	8.5	22.8	84.3

Cost at June 30, 2023	56.6	10.9	17.0	29.9	114.3
Accumulated Depreciation at June 30, 2023	(8.0)	(6.4)	(8.5)	(7.1)	(30.0)
Net book amount at June 30, 2023	48.6	4.5	8.5	22.8	84.3

Other property, plant and equipment comprises of IT and office equipment as well as owned vehicles. As at June 30, 2023, leasehold improvements in the amount of CHF 5.0 million (December 31, 2022: CHF 6.4 million) are not yet in use.

3.4 Right-of-use assets

(CHF in millions)	Storage	Stores & showrooms	Offices	Cars	Total

Cost at January 1, 2022	77.9	14.8	102.9	4.5	200.2
Accumulated Depreciation at January 1, 2022	(5.0)	(3.0)	(11.0)	(3.3)	(22.3)
Net book amount at January 1, 2022	72.9	11.9	91.9	1.2	177.9

Six month period ended June 30, 2022
Opening net book amounts	72.9	11.9	91.9	1.2	177.9
Additions	—	5.1	6.8	2.3	14.2
Disposals	—	—	—	(0.2)	(0.2)
Depreciation	(3.8)	(1.9)	(4.4)	(0.7)	(10.9)
Currency Translation	4.8	0.1	0.5	0.1	5.6
Net book value at June 30, 2022	73.9	15.3	94.8	2.6	186.6

Cost at June 30, 2022	83.1	20.2	109.1	6.7	219.1
Accumulated Depreciation at June 30, 2022	(9.2)	(5.0)	(14.2)	(4.0)	(32.5)
Net book amount at June 30, 2022	73.9	15.3	94.8	2.6	186.6

Cost at January 1, 2023	28.7	45.6	111.0	7.4	192.7
Accumulated Depreciation at January 1, 2023	(11.9)	(7.7)	(16.8)	(4.6)	(41.1)
Net book amount at January 1, 2023	16.8	37.9	94.2	2.8	151.6

Six month period ended June 30, 2023
Opening net book amounts	16.8	37.9	94.2	2.8	151.6
Lease modification	(4.1)	0.1	0.7	—	(3.3)
Additions	—	12.3	6.6	1.3	20.2
Disposals	(0.1)	—	—	(0.2)	(0.2)
Depreciation	(2.8)	(4.2)	(5.0)	(1.0)	(13.0)
Currency Translation	(0.2)	(1.5)	(0.7)	(0.1)	(2.5)
Net book value at June 30, 2023	9.6	44.6	95.8	2.9	152.9

Cost at June 30, 2023	23.9	55.9	117.4	7.9	205.0
Accumulated Depreciation at June 30, 2023	(14.3)	(11.2)	(21.6)	(4.9)	(52.1)
Net book amount at June 30, 2023	9.6	44.6	95.8	2.9	152.9

The additions of CHF 20.2 million in the six-month period ended June 30, 2023 mainly relate to the development of new stores in the United States and Europe and office expansions in the United States. The additions of CHF 14.2 million in the six-month period ended June 30, 2022 mainly relate to new store openings and office expansion in China and the expansion of the studio space in Zurich, Switzerland.

Additionally, in the second quarter of 2023 we entered into a lease modification of CHF 4.1 million related to an existing warehouse lease in Luxembourg as a result of a lease commitment entered into for a new, highly-automated warehouse in Belgium.

The corresponding lease liabilities are reported in other current financial liabilities and other non-current financial liabilities, respectively. Refer to 4.3 Financial liabilities for additional information.

3.5 Intangible assets

(CHF in millions)	Patents, licenses and other rights	Software	Goodwill	Total

Cost at January 1, 2022	52.8	21.4	1.8	76.0
Accumulated Depreciation at January 1, 2022	(10.9)	(7.6)	—	(18.5)
Net book amount at January 1, 2022	41.9	13.8	1.8	57.5

Six month period ended June 30, 2022
Opening net book amounts	41.9	13.8	1.8	57.5
Additions	0.2	3.4	—	3.6
Depreciation	(2.0)	(2.1)	—	(4.1)
Net book value at June 30, 2022	40.0	15.1	1.8	57.0

Cost at June 30, 2022	53.0	24.9	1.8	79.7
Accumulated Depreciation at June 30, 2022	(12.9)	(9.7)	—	(22.7)
Net book amount at June 30, 2022	40.0	15.1	1.8	57.0

Cost at January 1, 2023	69.2	25.9	1.8	96.9
Accumulated Depreciation at January 1, 2023	(15.0)	(11.6)	—	(26.6)
Net book amount at January 1, 2023	54.2	14.4	1.8	70.3

Six month period ended June 30, 2023
Opening net book amounts	54.2	14.4	1.8	70.3
Additions	0.1	1.9	—	2.0
Depreciation	(2.2)	(2.7)	—	(4.9)
Net book value at June 30, 2023	52.1	13.5	1.8	67.4

Cost at June 30, 2023	69.3	27.8	1.8	98.9
Accumulated Depreciation at June 30, 2023	(17.2)	(14.2)	—	(31.5)
Net book amount at June 30, 2023	52.1	13.5	1.8	67.4

As of June 30, 2023, patents, licenses and other rights include patents, domain names and license rights for trademarks.
As of June 30, 2023, software includes capitalized IT development costs not yet in use in the amount of CHF 0.4 million (December 31, 2022: CHF 0.3 million). In the six-month period ended June 30, 2023, costs recognized in general and administrative expenses within the income statement for innovation and development amount to CHF 4.8 million compared to CHF 3.6 million in the six-month period ended June 30, 2022.
Goodwill is allocated and monitored on segment level. Based on the annual impairment assessments performed, there was no need to recognize any impairment of goodwill in 2023 or 2022. None of the goodwill is expected to be deductible for tax purposes.

3.6 Other current operating assets and liabilities

(CHF in millions)	6/30/2023	12/31/2022

Prepaid expenses	15.5	21.0
Indirect taxes (VAT/GST) receivables	35.1	39.7
Social security receivables	12.9	9.3
Other current assets	23.2	7.0
Other current operating assets	86.8	77.0

(CHF in millions)	6/30/2023	12/31/2022

Accrued expenses	85.3	25.0
Accrued personnel expenses	18.7	13.3
Indirect taxes (VAT/GST) payables	25.4	26.9
Interim operational account	20.6	13.2
Other current liabilities	9.7	3.3
Other current operating liabilities	159.8	81.7

Accrued expenses mainly comprise accruals for outstanding vendor invoices mainly related to marketing, freight, customs, selling and distribution. Accrued personnel expenses mainly comprise accruals for costs related to bonus, vacation and participation plans. Anticipated sales returns and the corresponding liabilities are reported in other current assets and liabilities, respectively.

4 Capital and financial management

4.1 Cash and cash equivalents

(CHF in millions)	6/30/2023	12/31/2022

Current bank accounts	255.0	309.8
Digital wallets	16.5	12.5
Fixed deposit	65.6	48.8
Cash and cash equivalents[1]	337.1	371.0

1 Net cash and cash equivalents as at June 30, 2023 includes restricted cash in the amount of CHF 158.0 million (December 31, 2022: CHF 129.5 million) provided for a bank guarantee associated with lease commitments. See to 4.8 Commitments and contingencies.

Digital wallets mainly include deposit account balances at online payment platforms such as PayPal.

4.2 Other current financial assets

(CHF in millions)	6/30/2023	12/31/2022

Credit cards	8.6	6.9
Deposits	23.1	22.5
Other current financial assets	11.4	3.8
Other current financial assets at amortized cost	43.1	33.2
Other current financial assets at fair value through profit and loss	—	—
Other current financial assets	43.1	33.2

Due to their short-term nature, the carrying amount of other current financial assets at amortized cost correspond to their fair value.

4.3 Financial liabilities

(CHF in millions)	6/30/2023	12/31/2022

Current lease liabilities	23.4	21.6
Other financial liabilities	10.3	9.5
Total other current financial liabilities at amortized cost	33.7	31.2
Non-current lease liabilities	140.9	138.8
Total other non-current financial liabilities at amortized cost	140.9	138.8
Total current and non-current financial liabilities	174.7	170.0
Due to their short-term nature, the carrying amount of other current financial liabilities at amortized cost correspond to their fair value. As of June 30, 2023, other current financial liabilities include customer return refunds in the amount of CHF 9.1 million (December 31, 2022: CHF 9.5 million).

Contractual maturities of On’s financial liabilities:

(CHF in millions)	Due < 3 months	Due 4 to 12 months	Due 1 to 5 years	Due > 5 years	6/30/2023

Trade payables	90.0	—	—	—	90.0
Current lease liabilities	6.4	20.1	—	—	26.5
Other financial liabilities	10.3	—	—	—	10.3
Other current financial liabilities	16.7	20.1	—	—	36.8
Non-current lease liabilities	—	—	74.2	83.5	157.7
Other non-current financial liabilities	—	—	74.2	83.5	157.7

(CHF in millions)	Due < 3 months	Due 4 to 12 months	Due 1 to 5 years		Due > 5 years	12/31/2022

Trade payables	111.0	—	—		—	111.0
Current lease liabilities	5.8	18.5	—		—	24.4
Other financial liabilities	9.5	—	—		—	9.5
Other current financial liabilities	15.4	18.5	—		—	33.9
Non-current lease liabilities	—	—	73.6	#SHEET!	79.7	153.3
Other non-current financial liabilities	—	—	73.6	#SHEET!	79.7	153.3

As of June 30, 2023, we had three bank overdraft facilities with different lenders with credit limits of up to CHF 100.0 million, CHF 25.0 million and USD 35.0 million, respectively, which were replaced by the new credit facility in July 2023 as described in 5.3 Events after the balance sheet date . All facilities are fully committed. The maximum amounts that can be drawn under the respective facilities are determined quarterly based on our net working capital. Any amounts drawn in excess of the committed amounts are repayable on demand.

The following assets have been pledged in relation to the financial liabilities resulting from the three facilities:

(CHF in millions)	6/30/2023	12/31/2022

Trade receivables	45.4	43.4
Inventory	137.4	234.9
Assets pledged	182.9	278.3

As at June 30, 2023 and December 31, 2022, no amounts had been drawn under the overdraft facilities and as of the date hereof, no cash amounts have been drawn under the new credit facility.

4.4 Financial result

	Three-month period ended June 30,		Six-month period ended June 30,
(CHF in millions)	2023	2022	2023	2022

Interest income	4.1	1.1	6.1	1.4
Interest income on employee benefits	0.1	0.0	0.2	0.0
Financial income	4.3	1.1	6.4	1.4
Bank charges	(0.5)	(0.2)	(1.0)	(0.4)
Interest expenses leases	(1.3)	(1.3)	(2.3)	(2.6)
Interest expenses on employee benefits	(0.1)	—	(0.3)	0.0
Financial expenses	(1.9)	(1.5)	(3.6)	(3.0)
Foreign exchange gain/(losses)	(48.5)	32.2	(39.7)	49.3
Change in fair value of foreign exchange derivatives	—	0.1	—	0.1
Foreign exchange result	(48.5)	32.3	(39.7)	49.5
Financial result	(46.1)	31.8	(36.9)	47.9
The increase in foreign exchange gain/(losses) during the three and six months period ended June 30, 2023 was primarily due to the negative effect to our monetary assets from the fluctuation in the exchange rates, in particular the CHF/USD exchange rate.

4.5 Share capital
The share capital amounts to CHF 33.5 million and is divided into 299,998,125 registered shares with a nominal value of CHF 0.10 each (the "Class A Shares") and in 345,437,500 registered voting rights shares with a nominal value of CHF 0.01 each (the "Class B Shares"). The share capital is paid in at 100%.

	Class A Shares	Class B Shares

Shares issued and outstanding as of January 1, 2023	281,976,387	345,437,500
Sale of treasury shares related to share-based compensation	1,476,316	—
Purchase of treasury shares	(17,951)	—
Shares issued and outstanding as of June 30, 2022(1)	283,434,752	345,437,500

Awards granted under various incentive plans not yet exercised or distributed at June 30, 2022(2)	1,019,799	—
Awards granted under various incentive plans with dilutive effects at June 30, 2023	3,356,768	11,792,673

(1)    As of June 30, 2023 there were 16,563,373 treasury shares held by On (December 31, 2022: 18,021,738).
(2)    These awards require little or no further consideration to be exercised, and as such, have been included in the weighted average number of ordinary shares outstanding used to calculate basic EPS at June 30, 2023.

4.6 Earnings per share

Basic earnings per share (EPS) is calculated by dividing On’s net income for the period by the weighted average number of ordinary shares outstanding during the year.
Diluted EPS is calculated by dividing On’s net income for the period by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued at conversion of all the dilutive potential ordinary shares into ordinary shares. Dilutive effects arise from equity settled shares from the Company's share-based plans. These shares are included even if the service conditions are not met, or respective performance conditions were fulfilled at the end of the reporting period.

Three-month period ended June 30,	2023	2023		2022		2022
	Class A	Class B		Class A		Class B

Weighted number of outstanding shares	284,127,877	345,437,500		282,182,571		345,437,500
Number of shares with dilutive effects	3,464,956	11,792,673		2,241,734		6,782,573
Weighted number of outstanding shares (diluted and undiluted)	287,592,833	357,230,173		284,424,305		352,220,073

Net profit (mCHF)	2.9	0.4		43.8		5.4
Basic EPS (CHF)	0.01	0.00	#DIV/0!	0.16	#DIV/0!	0.02
Diluted EPS (CHF)	0.01	0.00	#DIV/0!	0.15	#DIV/0!	0.02

Six-month period ended June 30,	2023	2023	2022	2022
	Class A	Class B	Class A	Class B

Weighted number of outstanding shares	283,859,171	345,437,500	281,519,631	345,437,500
Number of shares with dilutive effects	3,335,726	11,203,866	2,868,566	7,135,495
Weighted number of outstanding shares (diluted and undiluted)	287,194,897	356,641,366	284,388,196	352,572,995

Net profit (mCHF)	42.5	5.2	56.6	6.9
Basic EPS (CHF)	0.15	0.01	0.20	0.02
Diluted EPS (CHF)	0.15	0.01	0.20	0.02

4.7 Capital and other reserves

(CHF in millions)	6/30/2023	12/31/2022

Share premium	756.9	756.9
Legal reserves	38.8	33.8
Equity transaction costs	(8.7)	(8.7)
Tax impact on equity transaction costs	1.3	1.3
Share-based compensation	330.3	321.8
Capital reserves	1,118.6	1,105.1
Exchange differences	(3.8)	(1.0)
Actuarial gains and losses	0.2	1.3
Taxes on actuarial gains and losses	—	(0.2)
Other reserves	(3.7)	—

4.8 Commitments and contingencies

As at June 30, 2023, guarantees in the amount of CHF 152.2 million (December 31, 2022: CHF 126.1 million) were provided in favor of third parties.
The Swiss On entities form a VAT group and, hence, every entity participating in the group is jointly and severally liable for VAT debt other group participants. Further On group entities participating in central cash pooling are jointly and severally liable for any debit position or outstanding overdraft in connection with them. In that context, gross balances in the amount of CHF 317.2 million have been offset as at June 30, 2023 (December 31, 2022: CHF 202.4 million).
On has signed several new lease contracts, which have not yet commenced as at June 30, 2023, and are therefore not yet recognized on the balance sheet. The total committed future outflow resulting of these lease contracts amounts to:

(CHF in millions)	6/30/2023	12/31/2022

Due < 1 year	14.8	6.6
Due 1 - 5 years	138.1	92.1
Due > 5 years	200.9	184.2
Commitments for future lease obligations	353.8	282.9

The majority of the future lease commitments relate to contracts entered into for new stores and offices in the United States, and new highly-automated warehouses in the U.S. (Atlanta) and Belgium (Beringen). The new warehouse in Atlanta will partially operate starting in 2024 and is expected to be fully operational by 2025, and amounts to CHF 249.0 million

(December 31, 2022: CHF 254.9 million) lease commitment. The associated contractual commitments and investments made by the lessor on the new, highly-automated warehouse in Atlanta, U.S. is secured by a bank guarantee in the amount of USD 133 million and collateralized by an uncommitted credit facility for USD 133 million that is secured by CHF 125.4 million cash and cash equivalents, refer to 4.1 Net cash and cash equivalents. The new warehouse in Belgium will partially operate starting in 2024 and is expected to be fully operational by 2026, and amounts to CHF 99.5 million lease commitment. The Company also has a CHF 2.3 million future obligation to purchase equipment as a result of this contract. The associated contractual commitments and investments made by the lessor on the new, highly-automated warehouse in Belgium is secured by a bank guarantee in the amount of EUR 30.0 million and collateralized by an uncommitted credit facility for EUR 30.0 million that is secured by CHF 32.6 million cash and cash equivalents, refer to 4.1 Net cash and cash equivalents.

5 Other disclosures

5.1 Provisions

(CHF in millions)	Social charges	Long-service leave	Asset retirement obligation	Total

Balance at January 1, 2022	14.0	1.7	3.6	19.3
thereof current	14.0	0.7	0.1	14.9
thereof non-current	—	0.9	3.5	4.4
Additions	0.0	1.1	0.3	1.4
Release	(6.1)	—	—	(6.1)
Utilization	(3.8)	—	—	(3.8)
Unwinding of discount	—	—	0.1	0.1
Balance at June 30, 2022	4.2	2.8	4.0	11.0
thereof current	4.2	0.7	0.1	5.1
thereof non-current	—	2.0	3.8	5.9

Balance at January 1, 2023	4.3	3.8	4.0	12.1
thereof current	4.3	0.5	0.2	5.0
thereof non-current	—	3.3	3.8	7.2
Additions	4.2	1.8	—	6.0
Release	—	(0.7)	—	(0.8)
Utilization	(0.6)	—	—	(0.6)
Exchange differences	—	(0.1)	(0.1)	(0.1)
Balance at June 30, 2023	7.9	4.8	4.0	16.7
thereof current	7.9	0.5	0.1	8.6
thereof non-current	—	4.3	3.8	8.1
Provisions for social charges consider any costs related to local legal requirements related to share-based compensation. The provision for asset retirement obligations mainly relates to the dismantling costs for the new headquarter in Zurich and the flagship store in New York.

5.2 Income taxes

	Three-month period ended June 30,		Six-month period ended June 30,
(CHF in millions)	2023	2022	2023	2022

Current income taxes	18.0	13.2	33.6	18.3
Deferred income taxes	(28.0)	(4.1)	(36.5)	(4.2)
Income tax expense (benefit)	(10.0)	9.0	(2.9)	14.1

Income taxes during the three-month and six-month period ended June 30, 2023 resulted in an income tax benefit of CHF 10.0 and CHF 2.9 million, respectively, compared to CHF 9.0 million and CHF 14.1 million income tax expense for the same period in 2022. Income tax benefit is mainly due to deferred income taxes as a result of tax rate differences in local jurisdictions and Swiss tax incentives related to R&D.

5.3 Events after the balance sheet date

On July 7, 2023, On entered into a CHF 700 million multicurrency credit facility agreement. On has an option to increase the total availability of borrowings under the facility in an aggregate amount of up to CHF 200 million, subject to the satisfaction of certain customary conditions. As of the date hereof, we have not drawn cash under this credit facility and we do not currently expect to draw cash from the facility agreement in the near term. We entered into the facility agreement as part of our prudent financial planning strategy to create future financial flexibility to better align with the size and maturity of the Company. The proceeds of any borrowings under the facility agreement may be used towards the financing of working capital requirements and for general corporate purposes of the Group, including the roll-in of certain existing bank guarantees and the issuance of new bank guarantees. The facility agreement has an initial term of three years and may be extended twice for a period of one year each.
As of July 7, 2023, the bank guarantees mentioned in 4.8 Commitments and contingencies have been rolled into this new facilities agreement and we no longer have any restricted cash as mentioned in 4.1 Cash and cash equivalents.